November 2, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:	HC Government Realty Trust, Inc. Amendment No. 5 to Offering Statement on Form 1-A Filed November 2, 2016 File No. 024-10563

Dear Ms. Barros:

On behalf of HC Government Realty Trust, Inc., a Maryland corporation (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the oral comment delivered by the staff of the Division of Corporation Finance (the “Staff”) of the Commission on November 1, 2016 to the Issuer’s Amendment No. 4 to its Offering Statement on Form 1-A (“Amendment No. 4”). This letter is being submitted contemporaneously with the filing of the Issuer’s Amendment No. 5 to its Offering Statement on Form 1-A (“Amendment No. 5”), which is being made on an exhibits only basis. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4.

For convenience of reference, each Staff comment contained in the Comment Letters is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letters, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 5.

Oral Comment

We note that your opinion of counsel states that holders of the shares will have no obligation to make payments or contributions to the REIT or its creditors solely by reason of ownership of the shares. We also note that you are a Maryland corporation. Please explain to us why the use of this terminology is appropriate in this context. We note that Form 1-A requires you to provide an opinion that covers whether the shares will be non-assessable.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Issuer’s Response: In response to the Staff’s comment, the Issuer has filed a revised opinion of counsel as Exhibit 12. 1 to Amendment No. 5.

The Issuer respectfully believes that the revisions to Amendment No. 4 contained in Amendment No. 5, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours, /s/ T. Rhys James T. Rhys James

cc: Edwin Stanton (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

Enclosures